
Mail Stop 6010

November 6, 2007

Mr. Patrick McGowan
Chief Financial Officer
MIV Therapeutics, Inc.
1-8765 Ash St.
Vancouver, B.C. Canada V6P 6T3

      RE: **MIV Therapeutics, Inc.**
            Form 8-K
            File No. 0-30453

Dear Mr. McGowan:

We note that you filed a restatement of your February 28, 2007 financial statements to correct the accounting for the acquisition of ByoSync Scientific Pvt. Ltd ("Biosync") in an amended Form 10-QSB filed October 23, 2007 and not in an Item 4.02 Form 8-K. Item 4.02 of Form 8-K Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154 Accounting Changes and Error Corrections).

Please tell us if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit your response and file your Form 8-K via EDGAR in response to these comments within 4 business days of the date of this letter. Note that if you require longer than 4 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant